K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

July 29, 2016
VIA EDGAR
Ms. Alison T. White
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Equity Funds (File Nos. 033-46924 and 811-06618)
Responses to Comments on the Registration Statement on Form N-1A
Dear Ms. White:
The following are responses to the comments that we received from you by telephone on June 27, 2016, regarding Post-Effective Amendment No. 84 to the Registration Statement on Form N-1A (“Registration Statement”) for the First Investors Hedged U.S. Equity Opportunities Fund (“Fund”), a new series of the First Investors Equity Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on May 17, 2016.  Your comments and the Registrant’s responses are set forth below.
The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) SEC staff (“Staff”) comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
General Comments

1.	Please add the ticker symbol for each share class of the Fund to the SEC’s EDGAR system prior to the effective date of the Registration Statement.

The Registrant will add the ticker symbols for each share class of the Fund to the SEC’s EDGAR system prior to the effective date of the Registration Statement.

Prospectus

2.	The Fund’s Principal Investment Strategies permit the Fund to invest in exchange-traded funds in order to gain exposure to equity securities of U.S. issuers. Confirm whether a separate line item for acquired fund fees and expenses (“AFFEs”) should be included in the Annual Fund Operating Expenses table pursuant to Form N-1A, Item 3, Instruction 3(f)(i).

Securities and Exchange Commission
July 29, 2016

The Registrant does not expect the Fund’s AFFEs to exceed 0.01% during the Fund’s current fiscal year.  Accordingly, no separate line item has been added to the Annual Fund Operating Expenses table.

3.	The “Principal Investment Strategies” section of the Fund Summary states that “[u]nder normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. issuers and investments that provide exposure to such securities, including exchange-traded funds” (“80% Policy”).

(a)	If investments in derivatives will be counted towards the 80% Policy, explain supplementally how the Fund’s derivatives investments will be valued for the purposes of determining the Fund’s compliance with the 80% Policy.

Currently, the Fund does not intend to count investments in derivatives towards its 80% Policy.  If, in the future, the Fund determines to count investments in derivatives towards its 80% Policy, the Fund will use the market value of the derivatives to determine compliance with this Policy.

(b)	Confirm, supplementally, that the Fund “looks through” to the holdings of any investment companies in which the Fund invests (“Underlying Funds”) for the purposes of determining the Fund’s compliance with the 80% Policy.

In the adopting release to Rule 35d-1, the SEC stated that “[i]n appropriate circumstances…an investment company [may] include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”  The Registrant is not aware of any specific requirement under the federal securities laws or formal SEC position requiring an investment company to “look through” to an Underlying Fund’s investments for the purposes of determining the Fund’s compliance with the 80% Policy.  Therefore, the Registrant does not believe that the Fund is under any obligation to “look through” to the holdings of the Underlying Funds.  The Registrant notes that, consistent with the Fund’s 80% Policy, the Fund’s investments in exchange-traded funds that are domiciled in the United States clearly would constitute investments in “equity securities of U.S. issuers.”

4.	The “Principal Investment Strategies” section of the Fund Summary states that the Fund “is managed pursuant to a multi-style structure with a derivatives-based risk management overlay.” Revise the disclosure to provide a plain English description of a “derivatives-based risk management overlay.”

Securities and Exchange Commission
July 29, 2016

The Registrant has made the requested change.

5.	The “Principal Investment Strategies” section of the Fund Summary states that “Wellington Management allocates the Fund’s assets among different underlying styles to create a portfolio that represents a wide range of investment philosophies, companies, industries and market capitalizations.” Include in the disclosure examples of the underlying styles to which Wellington Capital will allocate the Fund’s assets.

The Registrant has made the requested change.

6.	The “Principal Investment Strategies” section of the Fund Summary states that “[i]n selecting different underlying styles, Wellington Management considers, among other things, the relative level of an underlying style’s ‘active share,’ which is the extent to which the underlying style’s holdings diverge from its benchmark index.” Disclose whether the “active share” of an underlying style is measured against the Fund’s benchmark or each underlying style’s benchmark.

The Registrant has made the requested change.

7.	The “Principal Investment Strategies” section of the Fund Summary states that “[t]ypically, the [Fund’s derivatives-based risk management] overlay strategy will hedge overall risks to the Fund, but not the risks associated with single investments or groups of investments.” Please revise this disclosure to explain how the derivatives-based risk management overlay strategy will hedge overall risks to the Fund, but not single investments or groups of investments. Consider providing examples of the risks that the Fund’s derivatives-based risk management overlay strategy will hedge against and the risks with respect to which the strategy will not protect the Fund.

The Registrant has made the requested change.

8.	The “Fund Management in Greater Detail” section of the prospectus states that the Fund has received an SEC exemptive order permitting the Fund’s investment adviser to enter into new or modified subadvisory agreements with existing or new subadvisers without approval of the Fund’s shareholders. Disclose whether the Fund’s exemptive order applies only to subadvisers that are not affiliated persons of the Fund or its investment adviser or to affiliated and unaffiliated subadvisers.

The Registrant has made the requested change.

Securities and Exchange Commission
July 29, 2016

Statement of Additional Information

9.	In the “Investment Policies of the Fund” section on page I-B-1, the fifth paragraph under “Fundamental Policies,” which restricts the concentration of investments in the Fund’s portfolio, excludes investments in investment companies. It is the Staff’s position that the Fund should “look through” to the holdings of any affiliated Underlying Funds for the purposes of its concentration policy; and, to the extent the Fund can determine whether an Underlying Fund it holds is concentrated in a particular industry, the Fund should consider those holdings in determining its own concentration. (E.g., if an Underlying Fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that Underlying Fund as being in that industry; or, where, an Underlying Fund has a concentration policy requiring it to invest 25% in an industry, the Fund should consider that 25% of its assets in that Underlying Fund as being in the industry). It is the Staff’s position that the Fund cannot ignore the investments in an Underlying Fund if it has reason to know what the Underlying Fund will be invested in.

The Registrant is not aware of any specific requirement under the federal securities laws or formal SEC position requiring an investment company to consider an Underlying Fund’s investments for the purposes of determining whether it is concentrated in an industry.  The Registrant confirms that the Fund does not intend to use its investments in any Underlying Funds to willfully gain indirect exposure to any industry that would otherwise be inconsistent with the Fund’s fundamental investment policy with respect to concentration.

10.	In the “Investment Policies of the Fund” section on page I-B-2, the last paragraph under the “Fundamental Policies” heading states that “[w]ith respect to the fundamental policy relating to making loans set forth in (3) above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets…” Supplementally describe the Staff position(s) referenced in the disclosure.

The disclosure refers to interpretative guidance issued by the Staff in connection with funds’ securities lending activities.  The guidance includes, for example, a letter issued by the Staff in 1975 to Salomon Brothers (Salomon Brothers, Inc., SEC No-Action Letter, SEC Reference No. 74-638 (May 4, 1975)).

* * * *

Securities and Exchange Commission
July 29, 2016

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber
cc:	Mary Carty
Mary Najem
Foresters Investment Management Company, Inc.

Robert Zutz
Timothy Bekkers
K&L Gates LLP